UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December 2022	Commission File Number: 001-15160

Brookfield Corporation
(Name of Registrant)

Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 of this Form 6-K shall be incorporated by reference as exhibits to the registration statements of Brookfield Corporation (formerly Brookfield Asset Management Inc.) on Form F-3 (File Nos. 333-182656, 333-255310, 333-261528 and 333-267244) and on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020); Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the registration statements of Brookfield Corporation (formerly Brookfield Asset Management Inc.) and Brookfield Finance II Inc. on Form F-10 (File Nos. 333-267243 and 333-267243-01).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Base Indenture, dated December 14, 2022, among Brookfield Finance II Inc., Brookfield Corporation (formerly Brookfield Asset Management Inc.) and Computershare Trust Company of Canada.

99.2	First Supplemental Indenture, dated December 14, 2022, among Brookfield Finance II Inc., Brookfield Corporation (formerly Brookfield Asset Management Inc.) and Computershare Trust Company of Canada.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: December 14, 2022	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Senior Vice President, Legal & Regulatory